UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2022

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A. Publicly Held Company Corporate Taxpayer’s ID (CNPJ): 02.558.157/0001-62 Company Registry (NIRE) 35.3.0015881-4

MINUTES OF THE 417th BOARD OF DIRECTORS MEETING OF TELEFÔNICA BRASIL S.A. HELD ON APRIL 11th, 2022

1.   DATE, TIME AND VENUE: On April 11th, 2022, at 08:00 a.m., held remotely, as provided in the Article 19, paragraph 1 of the Internal Regulations of the Board of Directors and of the Technical and Advisory Committees of Telefônica Brasil S.A. (“Company”).

2. CALL NOTICE AND ATTENDANCE: The call was made pursuant to the Company’s bylaws. The members of the Company’s Board of Directors were present, who subscribe these minutes, therefore, there was quorum for installation under the terms of the Bylaws. The General Secretary and Legal Director, Mr. Breno Rodrigo Pacheco de Oliveira, was also present as Secretary of the Meeting.

3.   PRESIDING BOARD: Eduardo Navarro de Carvalho - Chairman of the Meeting; Breno Rodrigo Pacheco de Oliveira - Secretary of the Meeting.

4.   AGENDA AND RESOLUTION: The members of the Board of Directors considered the proposal of constitution of a Corporate Venture Capital fund.

Said fund will be denominated Vivo Ventures (“Vivo Ventures”) and with the objective to invest in start-ups focused on innovative solutions operating in the health, finance, education, entertainment, smart home, marketplace, among others, and that can accelerate the growth of the Company's B2C ecosystem.

Vivo Ventures will have the Company and Telefónica Open Innovation, S.L. (Unipersonal) as shareholders, with 98% and 2% of the subscribed capital, respectively, and will allow the expansion of its digital ecosystem through the creation of significant partnerships.

The fund complements the value proposition offered to its customers through innovative products and services, focusing on the Company's purpose of digitize to bring closer, leveraging its extensive distribution chain and the potential of the Vivo brand.

After discussing the matter, the members of the Board of Directors approved the creation of Vivo Ventures, unanimously and without reservations.

TELEFÔNICA BRASIL S.A. Publicly Held Company Corporate Taxpayer’s ID (CNPJ): 02.558.157/0001-62 Company Registry (NIRE) 35.3.0015881-4

Finally, the Board of Directors authorizes the Company's Directors to adopt all the necessary measures for the execution of all documents, contracts and procedures related to the constitution and operation of Vivo Ventures.

5.   CLOSURE: There being no further matters to discuss, the Chairman of the Board of Directors stated that the meeting was adjourned, and these minutes were drawn up. São Paulo, April 11th, 2022. (aa) Eduardo Navarro de Carvalho – Chairman of the Board of Directors. Board Members: Ana Theresa Masetti Borsari; Antonio Carlos Valente da Silva; Christian Mauad Gebara; Claudia Maria Costin; Francisco Javier de Paz Mancho; José María Del Rey Osorio; Juan Carlos Ros Brugueras; Julio Esteban Linares Lopez; Luiz Fernando Furlan; Narcís Serra Serra and Sonia Julia Sulzbeck Villalobos. Meeting Secretary: Breno Rodrigo Pacheco de Oliveira.

I hereby certify that these minutes are a faithful copy of the minutes of the 417th Meeting of the Board of Directors of Telefônica Brasil S.A., held on April 11th, 2022, drawn up in the Company’s book. This is a free English translation.

Breno Rodrigo Pacheco de Oliveira

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	April 11, 2022	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director